SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On September 14, 2016, Honda Motor Co., Ltd. (the “Company”) announced that the Company had been making a company-wide effort to restore production at its Kumamoto Factory (Ozu-machi, Kikuchi-gun, Kumamoto Prefecture) following the 2016 Kumamoto Earthquake (the “Earthquake”). Production has recovered at Kumamoto Factory to the pre-Earthquake level.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 7, 2016

[Translation]

September 14, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Concerning Impact of 2016 Kumamoto Earthquake (Final)

Honda Motor Co., Ltd. (the “Company”) has been making a company-wide effort to restore production at its Kumamoto Factory (Ozu-machi, Kikuchi-gun, Kumamoto Prefecture) following the 2016 Kumamoto Earthquake (the “Earthquake”). Production has now recovered at Kumamoto Factory to the pre-Earthquake level.

After the Earthquake, production at Kumamoto Factory had been halted from the night of April 14th. On May 6th, the factory resumed the supply of parts for Honda production operations outside of Japan, and then on May 13th, the factory resumed assembly of power products.

As for the worst affected motorcycle production, the factory resumed assembly of key models at a reduced volume on June 6th, and since then the volume has increased in stages. The production line for overall completed built up motorcycle models has resumed normal production from September 5th.

Moreover, Yokkaichi Factory of Yachiyo Industry Co., Ltd. (headquarter: Sayama-shi, Saitama Prefecture), where Honda mini-vehicles are produced, has been producing at a partially reduced volume since April 22nd, due to the interruption in supply of mini-vehicle engine parts which were being produced at Honda’s Kumamoto Factory. It has commenced normal production from September 13th.

The Company continues to wish for the earliest possible recovery of the affected area and make the utmost effort to deliver our products to customers who are waiting for our products.